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June 5, 2009
Cicely LaMothe, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	AMB Property, L.P. File No. 001-14245 Form 10-K for the year ended December 31, 2008
Dear Ms. LaMothe:
     On behalf of AMB Property, L.P., a Delaware limited partnership (the “Operating Partnership”), we hereby set forth the following information in response to the comments contained in the letter dated May 8, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Staff’s comments contained in that letter are repeated below in bold and are followed by the Operating Partnership’s responses.
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Form 10-K
Management’s Discussion and Analysis of Financial Condition and Results of Operations
SS NOI, page 77
1.	We note your presentation of SS NOI on a consolidated basis as a supplemental measure of the operating performance of your real estate portfolio. Since you are not including a segment discussion in the MD&A, your presentation of SS NOI appears to be in a context other than SFAS 131 requirements and would be a non-GAAP financial measure under the guidance of Question 19 and 21 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In particular, clarify why you

Cicely LaMothe, Branch Chief
June 5, 2009

LATHAM & WATKINS LLP
have excluded real estate impairment losses in deriving net operating income. Advise us and disclose how you determined these recurring impairment losses are not related to the performance of your real estate operations.
The Operating Partnership defines net operating income (“NOI”) as rental revenues, including reimbursements, less property operating expenses. NOI excludes depreciation, amortization, general and administrative expenses, restructuring charges, real estate impairment losses, development profits (losses), gains (losses) from sale or contribution of real estate interests, and interest expense. NOI is a measure calculated to help investors understand the Operating Partnership’s operating performance, excluding the effects of costs and expenses which are not related to the performance of the assets. NOI is widely used by the real estate industry as a useful supplemental measure, which helps investors compare the Operating Partnership’s operating performance with that of other companies. Real estate impairment losses have been excluded in deriving NOI because the Operating Partnership does not consider its impairment losses to be a property operating expense. The Operating Partnership believes that the exclusion of impairment losses from NOI is a common methodology used in the real estate industry. Real estate impairment losses relate to the changing values of the Operating Partnership’s assets but do not reflect the current operating performance of the assets with respect to their revenues or expenses. The Operating Partnership’s real estate impairment losses are non-cash charges which represent the write down in the value of assets when estimated fair value over the holding period is lower than current carrying value. The impairment charges were principally a result of increases in estimated capitalization rates and deterioration in market conditions that adversely impacted underlying real estate values. Therefore, the impairment charges are not related to the current performance of the Operating Partnership’s real estate operations and should be excluded from its calculation of NOI. The Operating Partnership will clarify its disclosures regarding SS NOI in its future filings.
Consolidated Statements of Cash Flows, page F-5
2.	With respect to your presentation of distributions from unconsolidated joint ventures please explain to us, and disclose in future filings, the method you use to determine the character of distributions from equity investees as either returns of, or returns on, your investment in equity investees. The expanded disclosure should specifically address how you account for distributions received from equity investees representing your portion of the proceeds from the equity investees’ sales of assets, and the amount of such distributions received for each period presented in your statements of cash flows.
The Operating Partnership intends to disclose the following in its future filings:
          “Distributions received from unconsolidated joint ventures are classified as either cash flows from operating activities or cash flows from investing activities in the Operating Partnership’s consolidated statements of cash flows based on the nature of the

Cicely LaMothe, Branch Chief
June 5, 2009

LATHAM & WATKINS LLP
distribution received. Distributions from operations of the unconsolidated joint ventures are considered to be returns on investment and are classified as cash inflows from operating activities. If the unconsolidated joint venture sells assets, or performs any equity or debt financing, then the distribution to the Operating Partnership of its share of the proceeds from the asset sale or financing is considered a return of investment that is classified as cash inflows from investing activities in the Operating Partnership’s consolidated statement of cash flows.”
     The Operating Partnership will also disclose in future filings the amount of distributions received from its unconsolidated joint ventures due to the Operating Partnership’s share of the proceeds from any asset sale or financing for each period presented in its statements of cash flows.
Note 2. Summary of Significant Accounting Policies
Investments in Consolidated and Unconsolidated Joint Ventures, page F-9
3.	The disclosure indicates that based on the guidance set forth in EITF 04-5 that you consolidate certain co-investment venture investments because you exercise significant control over major operating decisions, such as approval of budgets, selection of property managers, asset management, investment activity and changes in financing. Also, the indication that the Company consolidates based on this criteria as well as substantive kick-out rights and/or substantive participating rights appears to be inconsistent with EITF 04-05. Although substantive kick-out rights and substantive participating rights held by the limited partners in a partnership may preclude consolidation by the general partner under EITF 04-05, who is otherwise assumed to control the entity, your disclosure suggests these rights serve as the basis for consolidation in cases where the company is not the general partner. Please refer to paragraphs 9 and 10 of EITF 04-5 and clarify your disclosure as appropriate.
The Operating Partnership will revise its disclosures in future filings as follows:
     “The Operating Partnership holds interests in both consolidated and unconsolidated joint ventures. The Operating Partnership consolidates joint ventures where it exhibits financial or operational control.  Control is determined using standards set forth in FASB Interpretation No. 46(R),  Consolidation of Variable Interest Entities — An Interpretation of ARB No. 51  (FIN 46), or EITF Issue No. 04-5,  Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (EITF 04-5), or Accounting for Investments in Real Estate Ventures (SOP 78-9).  For joint ventures that are variable interest entities as defined under FIN 46, the primary beneficiary consolidates the entity.  In instances where the Operating Partnership is not the primary beneficiary, it does not consolidate the joint venture for financial reporting

Cicely LaMothe, Branch Chief
June 5, 2009

LATHAM & WATKINS LLP
purposes.  For joint ventures that are not variable interest entities as defined under FIN 46, the Operating Partnership first considers whether the Operating Partnership is the general partner or a limited partner (or the equivalent in such investments which are not structured as partnerships).  The Operating Partnership consolidates joint ventures where it is the general partner (or the equivalent) and the limited partners (or the equivalent) in such investments do not have rights described in EITF 04-5, which would preclude control and, therefore, consolidation for financial reporting purposes.  For joint ventures where the Operating Partnership is the general partner (or the equivalent), but does not control the joint venture as the other partners (or the equivalent) hold substantive participating rights, the Operating Partnership uses the equity method of accounting.  For joint ventures where the Operating Partnership is a limited partner (or the equivalent), the Operating Partnership considers factors outlined in SOP 78-9, such as ownership interest, voting control, authority to make decisions, and contractual and substantive participating rights of the partners (or the equivalent) to determine if the presumption that the general partner controls the entity is overcome.  In instances where these factors indicate the Operating Partnership controls the joint venture, the Operating Partnership consolidates the joint venture; otherwise the Operating Partnership uses the equity method of accounting.”
Goodwill and Intangible Assets, page F-10
4.	Please tell us the amount and origin of goodwill and intangible assets referenced in this note, and how you reported them in the balance sheet. Also, tell us how you determined that these assets were not impaired given the current economic conditions.
     The Operating Partnership has classified as goodwill the cost in excess of fair value of the net assets of companies acquired in purchase transactions. As of December 31, 2008, the Operating Partnership’s net goodwill and intangible assets balance was approximately $53.9 million, which primarily related to the Operating Partnership’s purchase of an aggregate 61% equity interest in G.Accion, a Mexican real estate company, in 2008, as well as a 50% equity interest in AMB Blackpine, a Japanese real estate company, in 2006. The net goodwill and intangible assets balance is included as a component of other assets on the Operating Partnership’s consolidated balance sheets.
As prescribed in the Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, goodwill and certain indefinite lived intangible assets are no longer amortized, but are subject to at least annual impairment testing. The Operating Partnership performs valuation tests annually (or more often, if necessary) for impairment under SFAS No. 142, which includes a two-step approach to testing goodwill and intangibles for impairment. Step one of the test is a screening process for identifying a potential goodwill impairment loss whereby the fair value of the reporting unit is compared to its carrying value, while step two is used to measure the amount of a goodwill impairment loss, if any exists. A goodwill impairment loss occurs when the carrying amount of the goodwill exceeds the implied fair value of the recognized and unrecognized goodwill. The fair value of the reporting units was determined through use of a discounted cash flows model and an estimated residual value for the applicable

Cicely LaMothe, Branch Chief
June 5, 2009

LATHAM & WATKINS LLP
reporting unit based on a multiple of earnings, which considered current economic conditions and future estimated cash flows for each reporting unit. Based on the Operating Partnership’s impairment analysis of the goodwill and intangible assets as of December 31, 2008, the fair value of the reporting units exceeded the carrying value and, therefore, step two of the impairment test was not required and no impairment was recorded.
Note 3. Impairment and Restructuring Charges, page F-14
5.	Based on the disclosure on page 47 and F-14, it appears that the impairment losses you recognized relate to land inventory, assets under development and assets held for sale or contribution, and pursuit costs of development projects that will no longer be pursued. Please explain to us how you determined that your other operating properties were not impaired, including your consideration of the lease expirations, as disclosed on page 30, and your ability to re-lease those properties.
     As disclosed in footnote 3 to the Operating Partnership’s consolidated financial statements, the Operating Partnership conducted a comprehensive review of all real estate asset classes in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, which indicates that asset values should be analyzed whenever events or changes in circumstances indicate that the carrying value of a property may not be fully recoverable. The process entailed the analysis of each asset class (including the operating properties) for instances where the net book value exceeded the estimated fair value. The intended use of an asset, either held for sale or held and used (i.e., operating assets), can significantly impact how impairment is measured. If an operating asset is intended to be held and used for the long term, impairment is recognized only if undiscounted cash flows over the entire holding period, including a residual value, are less than the current net cost basis. The Operating Partnership utilized the experience and knowledge of its regional management and internal valuation teams to derive certain assumptions used to determine an operating property’s cash flow. Such assumptions include re-leasing and renewal probabilities of future lease expirations, vacancy factors, rental growth rates, and capital expenditures. Most of the Operating Partnership’s operating properties are held and used for the long term. The Operating Partnership reviewed its operating properties in light of the requirements of SFAS No. 144 and determined that, as of December 31, 2008, undiscounted cash flows over the holding period for its operating properties were in excess of their carrying values and, therefore, no impairment charges were required.
Note 11. Partners’ Capital, page F-33
6.	We note the holders of the common limited partnership units of the Operating Partnership and holders of the class B common limited partnership units of AMB Property II, LP have the right to require the Operating Partnership or AMB Property II, LP to redeem those units for cash at their option. We also note that the Operating Partnership or AMB Property II, LP may elect to have the Company exchange those units for shares of the Company on a one-for-one basis. Please tell us your

Cicely LaMothe, Branch Chief
June 5, 2009

LATHAM & WATKINS LLP
consideration of EITF Topic D-98 as it relates to these units. In this regard, advise us if the Operating Partnership or AMB Property II, LP has sufficient amount of registered shares available to settle potential redemptions. Clarify if there are any contractual arrangements in place to obtain additional shares as necessary and whether the Company has sufficient registered shares available.
          EITF Topic D-98 states that Rule 5-02.28 of Regulation S-X provides analogous guidance for the classification of equity instruments other than preferred stock. Other equity instruments include non-controlling interests, such as the common limited partnership units of the Operating Partnership and AMB Property II, L.P. Rule 5-20.28 of Regulation S-X requires equity securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity. The common limited partnership units of the Operating Partnership and AMB Property II, L.P. have no stated maturity and are not subject to mandatory redemption.
          Paragraph 6 of EITF Topic D-98 states that all of the facts and circumstances should be considered in determining how an equity security should be classified. AMB Property Corporation is the sole general partner of the Operating Partnership. As the sole general partner, AMB Property Corporation conducts the business of the Operating Partnership and makes all of the day-to-day decisions on behalf of the Operating Partnership. When AMB Property Corporation acts by and on behalf of the Operating Partnership as its sole general partner, it has an obligation to act in the interests of the limited partners. Substantially all of the assets of AMB Property Corporation are held through the Operating Partnership and AMB Property Corporation conducts substantially all of its business through the Operating Partnership. The officers of AMB Property Corporation are employees of the Operating Partnership.
          Paragraphs 7-9 of EITF Topic D-98 provide examples of equity instruments for which permanent equity classification is not appropriate. The common limited partnership units do not have any of the characteristics set forth in these paragraphs. The holders of the common limited partnership units cannot exert control over, or influence the management of, the Operating Partnership, either through membership on the Board of Directors of AMB Property Corporation or through other rights. In addition, the terms of the common limited partnership units do not provide for the redemption of the units upon the occurrence of events (such as the failure to have a registration statement declared effective by a designated date, the failure to maintain compliance with debt covenants, the failure to achieve specified earnings targets, the reduction in the issuer’s credit rating, or other similar events) that are outside the control of the issuer.
          Pursuant to the terms and provisions of the respective partnership and assignment agreements, the issuer (either the Operating Partnership or AMB Property II, L.P.) has the option, which is in its sole control, of settling redemptions of its common limited partnership units in either cash or in common shares of AMB Property Corporation. The assignment agreement gives the issuer the sole right to determine the form of settlement as cash or common shares of AMB Property Corporation. Paragraph 6 of EITF Topic D-98 provides that, for equity instruments that can be settled in the issuer’s shares, the guidance set forth in paragraphs 12 – 32 of EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” should be used to

Cicely LaMothe, Branch Chief
June 5, 2009

LATHAM & WATKINS LLP
evaluate whether the issuer controls the actions or events necessary to issue the maximum number of shares that could be required to be delivered under the share settlement of the contract.
          Paragraphs 12–32 of EITF 00-19 provide that certain equity instruments may be classified as permanent equity if such instruments give the issuer of the instrument the choice of settlement options and if certain other criteria are met. The common limited partnership units meet all of such criteria. The following discussion addresses the additional criteria set forth in paragraphs 12–32 of EITF 00-19:
(1)	There are no contractual provisions that could require a net cash settlement upon redemption. Although the holder of the common limited partnership units controls the timing of the redemption, the issuer of the units (either the Operating Partnership or AMB Property II, L.P.) has sole control over the form of the settlement of the requested redemption. Pursuant to the terms and provisions of the respective partnership and assignment agreements, the issuer has the option of settling in cash or in common shares of AMB Property Corporation.

(2)	The issuer may settle in unregistered shares. There are no agreements in place that contain a penalty clause for settling in unregistered shares. The provisions of the respective partnership agreements allow the issuer to settle in the shares of the common stock of AMB Property Corporation, whether such shares are registered or unregistered. Generally, the holders of the common limited partnership units have entered into registration rights agreements with the issuer and AMB Property Corporation, under which AMB Property Corporation has agreed to use its best efforts to register the shares of common stock that may be used to settle a redemption request by any holder. However, the registration rights agreements do not contain penalty clauses that are triggered in the event that AMB Property Corporation fails to register the common shares. If, despite AMB Property Corporation’s best efforts, registration does not become effective, unregistered shares can be delivered. AMB Property Corporation has registered enough of its common stock to cover the redemption of all of the outstanding common limited partnership units in the event that the issuers choose to deliver AMB Property Corporation common stock in exchange for such redemptions.

(3)	There are sufficient authorized and unissued shares available for issuance to settle the issuers’ redemption obligations, after considering all other commitments that may require the issuance of common shares during the maximum period that the common limited partnership units could remain outstanding. AMB Property Corporation has 500.0 million authorized shares of its common stock available for issuance, with 146.2 million shares issued and outstanding and approximately 9.4 million shares reserved for future issuance (inclusive of the issued and outstanding common limited partnership units), as of March 31, 2009. Thus, at a one-for-one

Cicely LaMothe, Branch Chief
June 5, 2009

LATHAM & WATKINS LLP
exchange rate, AMB Property Corporation has enough authorized shares available for issuance to cover all of the issuers’ exchange obligations.

(4)	There is a limit on the number of shares to be delivered in a share settlement of the issuers’ redemption obligation. The current exchange rate is one-for-one, subject to adjustment for stock dividends, stock splits and otherwise as provided in the partnership agreement.

(5)	There are no required cash payments to the holders of the common limited partnership units in the event that the Operating Partnership or AMB Property Corporation fail to make timely filings with the U.S. Securities and Exchange Commission.

(6)	There are no required cash payments to the holders of the common limited partnership units if the shares initially delivered upon settlement are subsequently sold by the holder and the sales proceeds are insufficient to provide the holder with full return of its investment. The holder bears the market risk for the value of the shares received in any exchange.

(7)	There are no contractual provisions that give the holders of the common limited partnership units the rights of a creditor in the event of the issuers’ or AMB Property Corporation’s bankruptcy. The holders of the common limited partnership units have rights that rank pari passu with those of a stockholder in the event of the issuers’ or AMB Property Corporation’s bankruptcy.

(8)	There is no contractual requirement to post collateral at any time or for any reason.
In determining whether a REIT share would be the Operating Partnership’s “own stock” or equity, we considered the guidance in EITF 98-2, Accounting by a Subsidiary or Joint Venture for an Investment in the Stock of Its Parent Company or Joint Venture Partner. The EITF concludes that an investment in the stock of a parent whose only significant asset is the investment in a subsidiary is analogous to an investment in the stock of the subsidiary and should be classified as a reduction to the subsidiary’s reported shareholders’ equity similar to treasury stock. Since AMB Property Corporation’s only significant asset is its investment in the Operating Partnership, management reasoned that the AMB Property Corporation shares should be treated as those of the Operating Partnership.
          Given these facts and the guidance set forth in EITF Topic D-98, Rule 5-02.28 of Regulation S-X, EITF 00-19 and EITF 98-2, the common limited partnership units are accounted for as permanent equity.
7.	Please advise us why the Series L, M and O units issued by the Operating Partnership are described on the face of your balance sheet as preferred units rather than as cumulative redeemable units as disclosed in your footnote. Please explain to us, and disclose in future filings, the terms (including redemption features, if any) of your outstanding Series L, M and O preferred units and tell us your basis for presenting these amounts in permanent equity.
          As the sole general partner, AMB Property Corporation conducts the business of the Operating Partnership and makes all of the day-to-day decisions on behalf of the Operating Partnership. When AMB Property Corporation acts by and on behalf of the Operating Partnership as its sole general partner, it has an obligation to act in the interests of the limited partners. Substantially all of the assets of AMB Property Corporation are held through the Operating Partnership and AMB Property Corporation conducts substantially all of its business through the Operating Partnership. The officers of AMB Property Corporation are employees of

Cicely LaMothe, Branch Chief
June 5, 2009

LATHAM & WATKINS LLP
the Operating Partnership. Because of these facts, there is an alignment of interests between the Operating Partnership and AMB Property Corporation, its sole general partner.
          Pursuant to the terms of its partnership agreement, the Operating Partnership issued the Series L, M, O and P Preferred Units to its sole general partner, AMB Property Corporation, in connection with the public issuance and sale by AMB Property Corporation of its Series L, M, O and P Preferred Stock. The partnership agreement of the Operating Partnership requires AMB Property Corporation to make an additional capital contribution to the Operating Partnership of the net proceeds from each offering of preferred stock in return for an equivalent amount of preferred units. As a result, the capital structure of the Operating Partnership generally mirrors that of AMB Property Corporation. The proceeds from the public issuance of preferred equity by AMB Property Corporation are used by the Operating Partnership to fund the business operations of AMB Property Corporation.
          The Series L, M, O and P Preferred Units are only redeemable if and when the Series L, M, O and P Preferred Stock is redeemed. The Series L, M, O and P Preferred Stock have no stated maturity and are not subject to mandatory redemption or any sinking fund. Additionally, the Series L, M, O and P Preferred Stock do not have any of the characteristics of redeemable preferred equity, which are enumerated in Rule 5-02.28 of Regulation S-X. None of these series of preferred stock (1) is redeemable at a fixed or determinable price on a fixed or determinable date, whether by sinking fund or otherwise; (2) is redeemable at the option of the holder; or (3) has conditions for redemption which are not solely within control of AMB Property Corporation, the sole general partner of the Operating Partnership. Therefore, the Series L, M, O and P Preferred Stock are classified as permanent equity of AMB Property Corporation.
          At the time of any redemption of the preferred stock, AMB Property Corporation must redeem an equivalent amount of preferred units of the Operating Partnership for cash. In this manner, the business operations of AMB Property Corporation, substantially all of which are conducted through the Operating Partnership, fund the redemption of public preferred stock. The preferred units are merely the legal mechanism by which AMB Property Corporation obtains the funds necessary to redeem its preferred shares or by which it contributes cash to the Operating Partnership to fund the on-going business operations of AMB Property Corporation.
          Because the capital structures of AMB Property Corporation and the Operating Partnership mirror each other, the classification and carrying value of the preferred stock and preferred units mirror each other as well. Therefore, the Series L, M, O and P Preferred Units are accounted for as permanent equity in compliance with accounting principles generally accepted in the United States and the disclosure requirements set forth in Rule 5-02.28 of Regulation S-X and EITF Topic D-98.
          Set forth below is the additional disclosure regarding the terms of the Series L, M, N and O Preferred Units, which the Operating Partnership intends to include in its future filings:
               “The Series L, M, O and P Preferred Units have preference rights with respect to distributions and liquidation over the common units. The Series L, M,

Cicely LaMothe, Branch Chief
June 5, 2009

LATHAM & WATKINS LLP
O and P Preferred Units have no stated maturity and are not subject to mandatory redemption or any sinking fund. The Series L, M, O and P Preferred Units are only redeemable if and when the Series L, M, O and P Preferred Stock is redeemed. Any such redemption would be for a purchase price equivalent to that of the preferred stock. The Series L and M Preferred Stock are redeemable at the option of AMB Property Corporation (the “Company”), in whole or in part, at $25.00 per share, plus accrued and unpaid dividends. The Series O and P Preferred Stock will be redeemable at the option of the Company on and after December 13, 2010 and August 25, 2011, respectively, in whole or in part, at $25.00 per share, plus accrued and unpaid dividends.”
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          In connection with the Operating Partnership’s responses to the Staff comments, the Operating Partnership acknowledges that:
•	The Operating Partnership is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Operating Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Thank you for reviewing the additional information. Please address any additional comments to the undersigned via facsimile at (415) 395-8095. If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (415) 395-8131.
Very truly yours,
/s/ Laura L. Gabriel
Laura L. Gabriel
of Latham & Watkins LLP

cc:	Thomas S. Olinger, Chief Financial Officer, AMB Property Corporation Wendy S. McCray, Partner, PricewaterhouseCoopers LLP